Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Successor	Predecessor
	Three-month period ended December 31, 2010	Nine-month period ended September 30, 2010	Years ended December 31,

	2010	2010	2009	2008	2007	2006
Earnings:
Income (loss) from continuing operations before income taxes	$(178)	$60,185	$88,497	$73,450	$47,920	$45,008
Less: Earnings from equity method investments	—	(2,270)	(3,508)	(4,229)	(2,799)	(2,926)
Plus: Dividends from equity method investees	—	68	2,195	2,400	2,490	2,590
Fixed charges	14,205	2,285	2,781	2,808	2,981	3,544

Earnings adjusted for fixed charges	$14,027	$60,268	$89,965	$74,429	$50,592	$48,216

Fixed charges:
Interest expense	$13,436	$70	$91	$170	$376	$741
Interest component of rent expense (1)	769	2,215	2,690	2,638	2,605	2,803

Total fixed charges	$14,205	$2,285	$2,781	$2,808	$2,981	$3,544

Ratio of earnings to fixed charges	(2)	26.38	32.34	26.51	16.97	13.60

(1)	One-third of rent expense is deemed to be representative of interest.
(2)	Our earnings were insufficient to cover fixed charges by $0.2 million for the three month period ended December 31, 2010.